VIA EDGAR

January 26, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:    H. Roger Schwall, Assistant Director

Re:	Northwest Resources, Inc. Registration Statement on Form S-1 Filed December 23, 2010 File No. 333-171371

Dear Mr. Schwall:

We write on behalf of Northwest Resources, Inc. (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated January 19, 2011 by H. Roger Schwall, Assistant Director of the Commission’s Division of Corporate Finance, commenting on the Company’s Registration Statement on Form S-1 filed December 23, 2010.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

The Offering, page 6

1.
We note your disclosure at page 16 that you currently have no market maker who is willing to list quotations for your stock. We also note your disclosure that even assuming you do locate such a market maker, it could take several months before the market maker's listing application for your shares is approved. Please provide this information at page 6 with respect to your disclosure of your intention to apply to the over-the-counter bulletin board.  Please include similar disclosure in your risk factor at page 11 with the subcaption "If a market for our common stock does not develop . . . ."

Response:  The following disclosure has been added at Page 6 as part of the Offering summary, and at Page 11 as part of the risk factor with the caption “If a market for our common stock does not develop, shareholders may be unable to sell their shares”:

“We currently have no market maker who is willing to list quotations for our stock. Further, even assuming we do locate such a market maker, it could take several months before the market maker’s listing application for our shares is approved.”

Use of Proceeds. page 14

2.
Please clarify your anticipated source of funds for offering expenses. In that regard, we note your disclosure at page 14 that you intend to use $3,000 of offering proceeds for legal and accounting fees, and we note your disclosure of offering expenses at page 44, which reflects offering expenses of $5,000. In addition, we note that in your discussion of the uses of proceeds, you estimate a reduction in legal and accounting fees in the event that you raise less than the maximum amount of your offering. However, it appears that these are fixed expenses that you will be required to incur regardless of the number of shares ultimately sold. Please revise or advise.

Response:  The Company’s legal and accounting expenses for the offering were accrued in November of 2010 are reflected within the $8,146 in professional fee expenses incurred during the fiscal year ended November 30, 2010.  The company intends to pay these expenses from its cash currently on hand, which totaled $9,904 as of November 30, 2010.  The legal and accounting category under the “Use of Proceeds” disclosure refers to use of the proceeds for ongoing periodic legal and accounting costs to be incurred as a result of becoming a public company. Footnote 3 on Page 14 relating to the “Legal and accounting” category under Use of Proceeds has been revised to read as follows:

“ 3 Legal and accounting:  A portion of the proceeds will be used to pay legal, accounting, and related compliance costs to be incurred on a periodic basis as a result of our becoming a public company. Our legal and accounting expenses incurred in connection with this Offering were accrued in November of 2010 and will be paid from cash currently on hand.”

In addition, the table on Page 15 has been revised to illustrate a constant $3,000 to be used for legal and accounting expenses in the event that less than the maximum number of shares is sold.

Description of Business, page 22

3.	Please file the agreements through which you acquired ownership of your mineral claims. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company verbally agreed to purchase the Check and Checkmate claims for $6,500 cash.  Upon tender of the purchase price, the claims were transferred to the Company by way of a Quitclaim Deed.  The Quitclaim Deed has been added as Exhibit 10.1 to the Registration Statement.

4.	Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long. If he has not visited your claims, please add related risk factor disclosure.

Response:  The following disclosure has been added to the end of the last paragraph on Page 22:

“In addition, our sole officer and director, Mr. Edgerton, has not yet visited the property.  As a result, we may face an enhanced risk that, upon management’s physical examination of the Check and Checkmate property, no commercially viable deposits of gold or other minerals will be located.”

Also, an additional risk factor disclosure has been added under Risk Factors on Page 10.

Work Completed by Northwest Resources. Inc. to Date and Planned Exploration Program, page 25

5.
We note your disclosure at page 26 that based on the results of your initial Phase I reconnaissance sampling program, your consulting geologist has recommended taking additional steps in a multi-level development plan to mine the placer deposits of the Check and Checkmate claims. Please revise your filing to identify such geologist and file a consent from the geologist, or tell us why you do not believe this is required. See Securities Act Rule 436.

Response: The Company’s consulting geologist, Charles P. Watson, has been identified in the first sentence on Page 25 under “Work Completed By Northwest Resources, Inc. to Date and Planned Geological Exploration Program.”  In addition, Mr. Watson’s consent has been added as Exhibit 99.1 to the Registration Statement.

Directors and Executive Officers, page 39

Directors, page 39

6.
We note your disclosure at page 39 that your bylaws authorize no less than 1 director. Please revise to clarify the number of directors authorized under your bylaws. In that regard, we note that Article IV, Section 15 provides for not less than 1 director and not more than 13.

Response: The disclosure under the heading “Directors” on Page 39 has been revised to read as follows:

“Our bylaws authorize no less than one (1) director and no more than thirteen (13) directors.  We currently have one Director.”

Security Ownership of Certain Beneficial Owners and Management, page 42

7.
Please revise your beneficial ownership table to provide the required information as of the most recent practicable date. See Item 403 of Regulation S-K. In that regard, we note you have provided information as of November 30, 2010.

Response: This disclosure has been revised to reflect that the information provided is accurate as of January 27, 2011.

Other Expenses of Issuance and Distribution, page 44

8.	Please revise to remove references to selling shareholders, or explain how this applies to your offering.

Response: The language referencing selling shareholders has been removed.

Signatures

9.	Please revise your Signatures section to provide the signatures language required by Form S-1.

Response: The signatures language has been revised to reflect the wording required by Form S-1.

Engineering Comments

The Company, page 5

10.
The terms "development" and "production" have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals, Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Response: Wherever used in the Registration Statement, the terms “develop’ and “development” have been replaced with “explore” and “exploration.” The terms “develop’ and “development” are not used in the financial statements and footnotes.  The only references to “production” in the document refer to potential future production of minerals following completion of the currently planned exploration activities.

In General, page 22

11.	We note your two placer claims total 70 acres, but placer claims are limited to 20 acres in size. Please explain and disclose the following information for each of your properties:

Response:  The maximum size of an individual placer claim is 20 acres. An association of locators, however, may locate an association placer claim of up 160 acres, so long as the association includes at least one locator per 20 acres. See generally, 43 CFR §3832.22(b). The Check and Checkmate placer claim consists of approximately 70 acres and was staked by an association of four individuals.

•	The nature of your ownership or interest in the property.

Response: This information was included in the subsection entitled “Acquisition and Ownership of the Check and Checkmate Mineral Claim” on Page 23.  It has been added to the “In General” subsection on Page 22 as well.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

Response:  There are no interests in the claim other than that held by the Company.  A disclosure to the “In General” subsection has been added to clarify that the Company is the sole owner of the Check and Checkmate claim and there are no royalty agreements or other contractual interests in the claim.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims, or concessions.

Response:  A description of the claims staking and recording process has been added to the “In General” subsection on Page 22.

•
An indication of the type of claim or concession such as placer, association placer, lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

Response: Although these disclosures are found elsewhere within the Registration Statement, the “In General” subsection has been expanded to include disclosure that the Check and Checkmate claim is an unpatented federal placer claim.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates  of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

Response: The BLM claim number has been added to the disclosures under the “In General” section on Page 22.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Response: This information was included in the subsection entitled “Acquisition and Ownership of the Check and Checkmate Mineral Claim” on Page 23.  It has been added to the “In General” subsection on Page 22 as well.

•	The area of your claims, either in hectares or in acres.

Response:  The area of the claim is approximately 70 acres.  This information is included under the “In General” section on Page 22.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide

Response: The Company is the record owner of the claim, as described in the Registration Statement, and its rights are not conditional upon the terms of any option, lease, or other contractual agreement.

12.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	A description of any work completed on the property and its present condition.

Response: The current condition of the property and a history of previous operations on the claim are disclosed under “History of Previous Mining Operations on the Check and Checkmate Claim and Condition of the Property” beginning on Page 24.  The limited survey work completed by the Company is disclosed under “Work Completed By Northwest Resources, Inc. to Date and Planned Geological Exploration Program” on Page 25.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

Response: There is no physical plant and equipment on the claim. The only improvements consist of a steel-cased shaft and a man-made pond. This information is disclosed under “History of Previous Mining Operations on the Check and Checkmate Claim and Condition of the Property” beginning on Page 22.

•	A description of equipment, infrastructure, and other facilities.

Response: There is no equipment, infrastructure, or facilities on the claim other than a single steel-cased mine shaft and a submerged, non-operable bulldozer.  This information is disclosed under “History of Previous Mining Operations on the Check and Checkmate Claim and Condition of the Property” beginning on Page 22.

•	The current state of exploration of the property.

Response:  A history of previous exploration and operations on the claim is disclosed under “History of Previous Mining Operations on the Check and Checkmate Claim and Condition of the Property” beginning on Page 22.  The limited survey work completed by the Company is disclosed under “Work Completed By Northwest Resources, Inc. to Date and Planned Geological Exploration Program” on Page 23.

•	The total costs incurred to date and all planned future costs.

Response:  The following additional disclosure has been added on Page 27, at the end of the subsection entitled “Work Completed By Northwest Resources, Inc. to Date and Planned Geological Exploration Program”:

“Our Phase I reconnaissance sampling program was completed at a cost of $3,500.  As discussed in more detail under “Management Discussion and Analysis of Financial Condition and Results of Operations,” below, we currently plan to pursue a sampling program on the property at an approximate cost of $15,000.”

•	The source of power and water that can be utilized at the property.

Response: There is currently no electrical power available on the property.  A disclosure to this effect has been added on Page 24 at the end of the subsection entitled “History of Previous Mining Operations on the Check and Checkmate Claim and Condition of the Property.”  The property’s water sources consist of a stream and man-made pond, as discussed throughout this subsection.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Response:  The following disclosure has been added at the end of the subsection entitled “In General”:

“The Check and Checkmate property is without known reserves and our proposed program is exploratory in nature.”

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

13.
Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1 (a) to Item 4.D of Form 20-F or Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any .map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:  Figure 1 on Page 31 of the Registration Statement is a small scale map showing the location of the property within Northern California and the highway access to the property.  With the assistance of the Company’s consulting geologist, Figure 1 on Page 31 (the location map) and Figure 2 on Page 32 (the claim detail map) have been modified to include graphical bar scales and North arrows. The name and logo of the consulting geologist’s firm have also been added. Both maps have titles. No special patterns or symbols are used in the maps.  Brief introductory descriptions have also been added before both Figure 1 and Figure 2.

14.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response: QA/QC protocols specific to the Company’s anticipated exploration program have not been developed at this time.  The company intends to develop them prior to the taking of samples on the claim.  The protocols will be developed by the Company’s consulting geologist and the cost of developing such protocols is a part of the total anticipated budget for the sampling program.  The purpose of the Offering is to raise the funds necessary to undertake all aspects the sampling program, including the development of appropriate QA/QC protocols.

The following disclosure has been added at Page 36 at the end of the subsection entitled “Phase II and III Exploration Plan for the Check and Checkmate Claim”:

 “Sampling and other data acquired during our exploration of the Check and Checkmate claim will ultimately determine whether the project will become economically viable. We intend to implement Quality Assurance and Quality Control (QA/QC) protocols that standardize our procedures for collecting samples and obtaining related information. By implementing QA/QC procedures, we intend to help ensure that the resulting data can be verified and validated.  We have not established specific QA/QC procedures for our planned sampling program at this time, but we will do so prior to the taking of samples on the property.  All future reports or other disclosures regarding the results of our anticipated sampling program will include a description of the QA/QC procedures employed.”

Geology and Potential Gold Sources on the Check and Checkmate Claim, page 27

15.
We note your disclosure in this section and elsewhere, referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Response: Reference to the nearby Newton Flat Mine has been deleted from the subsection beginning on Page 24 entitled “History of Previous Mining Operations on the Check and Checkmate Claim and Condition of the Property.”  The Newton Consolidated Placer Mines were located on the claim and description of this prior mining activity has been retained in the prospectus.  The brief references to several neighboring mines at the end of the section entitled “Geology and Potential Gold Sources on the Check and Checkmate Claim” have been deleted.

Compliance with Government Regulation. page 29

16.
We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Response: As discussed in this section, the necessary permit for commencement of the Company’s planned operations is approval of an operating plan by the U.S. Forest Service.  Additional information regarding the Forest Service requirements for the operating plan has been added at Page 30 under the “Compliance with Government Regulation” section.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 838-3874.

Sincerely,

VOHWINKEL & ASSOCIATES

/s/ Rory Vohwinkel
Rory Vohwinkel, Esq.

Enclosure (Acknowledgment by the Company)